Jody M. Walker
                            Attorney At Law
                         7841 South Garfield Way
                        Centennial, Colorado 80122
Telephone: 303-850-7637                         Facsimile: 303-220-9902
                         jmwalker85@earthlink.net

August 11, 2005

Thomas A. Jones
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:   Pricester.com, Inc.
      Amendment 10 to Registration Statement on
         Form SB-2
      File No. 333-118993

Dear Mr. Jones:

Upon further review of the comment letter dated July 29, 2005 and our proposed responses in our correspondence dated August 8, 2005, rather than responding to comment 3 as proposed, we propose to include the following risk factor that sets forth the material difference between the prices previously paid by selling shareholders and the offering price of $2.50.

There is a large disparity between the offering price and the prices at which selling shareholders acquired their common shares.

The selling shareholders will sell their common shares at $2.50 per common share until our common shares are quoted on the OTC
Electronic Bulletin Board.   Our officers, directors, affiliates
and promoters own 16,572,620 common shares constituting 74.29% of Pricester Nevada outstanding common stock and are selling 779,620
common shares at the offering price of $2.50.   However, our
officers, directors, affiliates and promoters acquired their common shares for cash and services at the weighted average price
of only $.05 per common share.   Additionally the remaining
selling shareholders who acquired their common shares for cash and services ranging from only $.10 to $.40 per common share are registering an additional 2,435,000 common shares to be sold at $2.50 until our common shares are quoted on the OTC Electronic Bulletin Board.

Pursuant Rule 461 of the Securities Act of 1933, Pricester.com, Inc., a Nevada corporation hereby requests an acceleration of the effective
date of the registration statement on Form SB-2.   Pricester.com, Inc.
requests an effective date of Thursday, August 11, 2005 at 3:00 p.m. eastern time or as soon thereafter as possible.




Thomas A. Jones
Securities and Exchange Commission
August 11, 2005
Page 2

Pricester.com, Inc. confirms that it is aware of its obligations under
the Act.   Pricester.com, Inc. hereby acknowledge that:
-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the
filing;
-	the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your attention to this matter.   Thank you for your time
and consideration in this matter.   Please do not hesitate to contact
me if you require any further information or documentation regarding the above.


Very truly yours,



/s/Jody M. Walker
------------------------------------
Jody M. Walker, Attorney At Law